Exhibit 99.14

Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Advanced Series Trust:

We consent to the use of our report dated February 22, 2010, with respect to the statements of assets and liabilities, including the portfolios of investments, of the AST Neuberger Berman Small-Cap Growth Portfolio and the AST Federated Aggressive Growth Portfolio, each a series of Advanced Series Trust, as of December 31, 2009, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the five-year period then ended, incorporated herein by reference and to the reference to our firm under the heading “Financial Highlights” in the Proxy Statement/Prospectus contained in the Registration Statement on Form N-14.

KPMG LLP

New York, New York
November , 2010